SEC FILE NUMBER
000-52269
CUSIP NUMBER
118849 108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):    ☑ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q      ☐ Form 10-D      ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Buddha Steel, Inc.

Full Name of Registrant

A.G. Volney Center, Inc.

Former Name if Applicable

Dachang Hui Autonomous County Industrial Park

 Address of Principal Executive Office (Street and Number)

Hebei, 065300 People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

As described in more detail in the Registrant’s Current Report on Form 8-K, filed on March 28, 2011, the Registrant entered into a termination agreement on March 22, 2011 (the “Termination Agreement”) terminating the Consulting Services Agreement; Operating Agreement; Voting Rights Proxy Agreement; Option Agreement and Equity Pledge Agreement all dated as of April 2, 2010 (collectively, the “Control Agreements”). As a result of the Termination Agreement, the Registrant has resumed its status as a shell company by virtue of having no active operations or contractual agreements with any entity with active operations. Likewise, as a result of the impact of the Termination Agreement on the Registrant’s financial statements, the Registrant is unable to have its audited financial statements for the year ended December 31, 2010 prepared in time to file its Annual Report on Form 10-K within the prescribed time period.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Yuanmei Ma
(Name)

+86 316	886 4783
(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).Yes ☐ No ☑

The Registrant originally filed all required periodic reports within the prescribed time periods, however, as a result of the Termination Agreement, the financial statements and information contained in the Registrant’s Quarterly Reports on Form 10-Q for the three months ended June 30, 2010 and September 30, 2010 must be restated. Such restated Quarterly Reports have yet to be filed.

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the Termination Agreement, the Registrant has resumed its status as a shell company by virtue of having no active operations or contractual agreements with any entity with active operations. While this is the same status that the Registrant had for the corresponding period of the last fiscal year, the Registrant did have active contractual agreements with entities with active operations for certain periods during the year ended December 31, 2010. As discussed above, the financial statements for these periods must now be restated as a result of the Termination Agreement. As a result, there will likely be a significant change in the results of operations for the year ended December 31, 2010 from the year ended December 31, 2009. However, the change in results of operations cannot be reasonably estimated until the restatements for the quarterly periods ended June 30, 2010 and September 30, 2010 have been completed.

Buddha Steel, Inc.
(Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2011	By:	/s/ Yuanmei Ma
Yuanmei Ma
Chief Financial Officer